UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   December 2004            File No.    0-50169

Sovereign Chief Ventures Ltd.

(Name of Registrant)

333 Cedar Street, Suite 300, Abilene Texas 79601

(Address of principal executive offices)

1.

News Release dated December 7, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Sovereign Chief Ventures Ltd.

(Registrant)

Dated: December 9, 2004	By: /s/ Bill O. Wood Bill O. Wood, President

SOVEREIGN CHIEF VENTURES LTD.
333 CEDAR STREET, SUITE 300
ABILENE, TEXAS 79601

N E W S   R E L E A S E

Trading Symbols:

     TSX Venture Exchange:  SCV.TSXV
    OTC PINK SHEETS:      SCVTF

Third Quarter Update

December 8, 2004-The Company has made tremendous progress through the first nine months of 2004.  Due to exploration success in Oklahoma, the company has increased its third quarter gas revenues in 2004 over third quarter 2003 by 50.52% and 177% over the comparable nine month period..  This increase is the result of drilling at the Lasley Project that started in 2003.  Late in the quarter natural gas started flowing from the most recently drilled wells; Kardokus 4-10 and Kardokus 5-10.

In 2004, Sovereign has concentrated on the Western Oklahoma gas projects known as the Lasley and North Foss projects.  The majority of wells drilled and to be drilled offset existing production and can provide ready cash flow.  Over the next two years the company plans to continue this active drilling program which began eighteen months ago.  The Lasley project, covering 6,400 acres, has the capacity for the drilling of at least 13 additional wells.  The North Foss project, covering 3,200 acres, has just set pipe on the first well drilled and the project has the potential of 20 locations depending on the depth from which each well is produced.  Dependent upon the drilling and completion success ratio and the price of natural gas the company anticipates significant growth in its cash flow and the creation of reserves.

The following wells are presently producing in Oklahoma:

Well Name	Operator	Year Drilled
Alley Cat 1-14	Chesapeake	2003
Stray Cat 1-14	Chesapeake	2004
Kardokus A 1-10	Chesapeake	2003
Kardokus 2-10	Western	Acquired
Kardokus 3-10	Western	2003
Kardokus 4-10	Western	2004
Kardokus 5-10	Western	2004
Tiger 1-15	Western	Acquired
Tiger 2-15	Western	2003
Bear 1-19	Western	Acquired
Oklahoma State 1-13	Western	Acquired
Running Bear 1-21	Western	Acquired
Williams 1-9	Western	Acquired
Sheward 1-31	Cimarex	2004
King 1-32	Cimarex	2004
Rosser 1-11	Questar	2004

Additional information about the projects Sovereign is presently participating in can be seen on its web site sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Toll Free:  1-877-366-4464   Telephone:

(325) 676-8500      Facsimile:(325) 676-8106    Email:info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy accuracy of this news release.